April 13, 2018

CONFIDENTIAL SUBMISSION

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vaccinex, Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Vaccinex, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”), for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company qualifies as an “emerging growth company” within the meaning of the JOBS Act. A public filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

Please direct all notices, comments and communications with respect to this confidential submission to the following:

William I. Intner

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, MD 21202

Telephone: (410) 659-2778

Facsimile: (410) 659-2701

Email: william.intner@hoganlovells.com

Should you have any questions regarding this submission, please do not hesitate to contact me at (410) 659-2778 or william.intner@hoganlovells.com.

Very truly yours,

/s/ William I. Intner

William I. Intner

cc:	Maurice Zauderer, Ph.D., Chief Executive Officer, Vaccinex, Inc.
Scott E. Royer, CFA, MBA, Chief Financial Officer, Vaccinex, Inc.
Timothy M. Culhane, Partner, Deloitte & Touche LLP
Asher M. Rubin, Partner, Hogan Lovells US LLP

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington DC Associated offices: Budapest Jakarta Shanghai FTZ Ulaanbaatar Zagreb. Business Service Centers: Johannesburg Louisville. For more information see www.hoganlovells.com